Exhibit 99.1

SIGMA LITHIUM ADVANCES TOWARDS NEAR TERM PRODUCTION
AND COMPLETES CONSTRUCTION OF 100% OF THE PLANT
FOUNDATION EARTHWORKS ON SCHEDULE;
REPORTS 2021 ANNUAL RESULTS FROM A PIVOTAL YEAR

HIGHLIGHTS OF A TRANSFORMATIVE 2021

•	Concluded construction of 100% of the foundation earthworks for the Phase 1 Production Plant (“Phase 1 Plant”), remaining on schedule and on budget

o	Phase 1 Plant commissioning is forecasted to commence at the end of 2022

o	Construction moves forward to civil works to be followed by plant mechanical structure in June 2022

o	Currently employing 300 people, planned to increase to 500 people

•	Sigma Lithium is fully equity-funded for the construction of the Phase 1 Plant

o	Completed the equity financing round, raising C$137 mm in December 2021 (including an investment by funds managed by BlackRock for C$64 mm)

o	Ordered certain long lead items, to minimize potential supply-chain related delays

•	The Company is on track to deliver near term production of Battery-Grade Sustainable Lithium, with plans to significantly increase scale:

o	Phase 1: Initiating production: up to 230,000 tpa of Battery-Grade Sustainable Lithium within less than 12 months

o	Phase 2: Increasing production: combining Phase 1 + Phase 2 to potentially double annual production to 460,000 tpa of Battery-Grade Sustainable Lithium

o	Phase 3: Unlocking further growth: completing economic assessment of additional production capacity for 2024 based on current 52Mt mineral resource base plus an additional 30,000 m drilling campaign on adjacent deposits

•	Agreed on a direct commercial arrangement with LG Energy Solution, the world´s largest advanced battery manufacturer: a binding offtake term sheet linked to lithium hydroxide prices

o	Offtake on a take or pay basis for up to 100,000 tpa

•	Sigma Lithium continued to be recognized for its leadership role in global sustainability on lithium materials and mining:

o	Sigma Lithium will be the first lithium company to dry stack 100% of its tailings, avoiding environmentally controversial tailing dams

o	Presented its case study of circular economy with dry stacked tailings at COP-26 in Glasgow, the Investment COP

o	Participated in the United Nations Dialogue on Energy from the General Assembly in NYC

NEAR TERM CATALYSTS FOR SECOND QUARTER 2022

•	Technical

o	Updated Phase 1 Feasibility Study with FEL3 detailed engineering and construction Capex

o	Pre-Feasibility Study with combined economics of Phase 1 and Phase 2

o	Updated mineral resource statement for Phase 3 with results of ongoing drilling campaign

•	ESG

o	Initiate construction of dozens of “rainwater capture structures” to support regional agriculture, in partnership with ministry of agriculture

o	Launch microcredit program “Dona de Mim”, in partnership with “Mulheres do Brasil”

INVESTOR VIDEO CONFERENCE CALL

April 7, 2022 at 11 AM (EST)

Registration link for Zoom video call below:
https://us06web.zoom.us/webinar/register/WN_EcuVNqQFT4i7_iIgcLvypQ

Zoom meeting ID: 899 8003 0030

Access Code: 001021

Join by phone using the following dial in: North America: +1 646 558 8656, UK: +44 203 481 5237, Brazil: +55 11 4680 6788

VANCOUVER, CANADA -- (April 4th, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML) dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, has filed its audited consolidated financial and operating results and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021. The financial statements and MD&A are available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s corporate website.

During this transformative year, Sigma Lithium made significant strides in advancing its Grota do Cirilo Project, including commencing fully equity funded construction of the Phase 1 Plant and Xuxa deposit (the “Phase 1 Mine”), releasing a positive PEA for Phase 2, and securing a take or pay offtake with LG Energy Solution. Sigma Lithium has advanced to become a strategically relevant leader in the lithium industry.

All these advancements were completed while consistently focusing on our core purpose to deliver on our ESG-centric agenda of social and environmental sustainability: maintaining a profound commitment to the sustainable development of the Vale do Jequitinhonha region where we operate.

•	Completed transformational social programs such as “Homecoming skilled workers”, “Zero Hunger”, “Omicron Covid prevention”, “Childcare for all”.

•	Advanced on pioneering environmental sustainability strategy: donated 150 hectares of forestry for environmental compensation and will treat sewage water of the Jequitinhonha River to utilize in the Phase 1 Plant (while preserving other water sources).

As a result, Sigma Lithium has played a leadership role in the global sustainability dialogue for the battery materials industry and was highlighted at COP-26 in Glasgow for the second time as an ESG case study in sustainable development of natural resources (promoting the circular economy as a driver of social sustainability).

CONSTRUCTION UPDATE

Sigma Lithium is pleased to report significant advancement on construction of the Phase 1 Plant, establishing operational readiness, and supporting ongoing operations.

•	Phase 1 Plant is contemplated to have capacity of over 230,000 tpa of high-purity 6% battery grade environmentally sustainable lithium concentrate (“Battery-Grade Sustainable Lithium”).

•	The Company completed 100% of earthworks necessary for construction of the foundations for the Phase 1 Plant on schedule and on budget.

•	The Company plans to commence Phase 1 Plant commissioning at the end of 2022.

•	Initiation of civil works is commencing in April 2022.

•	Licensed mobile cement plant for the site.

The construction team is currently focused on the construction of the Phase 1 Mine’s protective drainage (channels and pipes) and construction of the bypass of the municipal road around the Grota do Cirilo Project. These two workstreams are expected to be concluded as planned during the month of April 2022.

The ROM pad construction is expected to commence in April, and it will be followed by the construction of the haul road linking the Phase 1 Mine to the Phase 1 Plant and widening of the municipal access road.

There are currently over 300 personnel and 73 heavy construction units on site, including: mobile concrete mixer trucks, hydraulic excavators, backhoe loaders, track, tire, and crawler tractors, road rollers, dump trucks, water trucks, pickup trucks and utility and ambulance vehicles.

Detailed engineering work regarding the engineering, procurement and construction management for the Phase 1 Plant (including civil works) has been led by Primero Group Ltd and has been progressing as indicated in the tables below. The Company prioritized the engineering completion of the following aspects of the Phase 1 Plant: process design, mechanical, structural/foundations and concrete. This sequencing had two main objectives:

•	further refining the flowsheet of the dense media separation (“DMS”) circuit; and

•	conducting trade-off analysis for critical equipment, such as the DMS ultrafines circuits, the environmental dry-stacking, and water recirculation circuit.

Table 1: Detailed Engineering Progress Summary

Discipline	Progress
Concrete	36%
Process Design	71%
Mechanical	52%
Structural	34%
Electrical & Instruments	27%
Platework	20%
Piping	5%
Controls	2%

Table 2: Detailed Engineering Progress Across Key Disciplines

Key Discipline	Detailed Progress Activities
Mechanical (52% complete)

•        Progressed cast in vault chutes ready

•        Continued with general platework 2D drawings across all areas

•        Coarse Ore Bin platework 2D drawing progressed

•        Coarse Ore Bin Discharge Chute drawing progressed

•        Scalping screening 2D platework drawings progressed

•        Secondary and Tertiary Crusher 2D platework drawings progressed

•        Feedbox calculations

•        ROM Bin calculations

•        Line sizing and P&ID mark-ups

•        Wet plant area platework drawings (DMS Sizing Area, Primary DMS)

Process (71% complete)

•        Continued Process Control and Process Control Tables

•        HAZOP Actions

•        Thickener test complete on a 25m diameter unit

•        Belt filter test work complete choosing a 25m2 unit

•        Dry plant (Area 200) P&IDs

•        Wet plant area P&IDs

Electrical / Instrumentation / Controls (27% complete)	• Remote IO panel • Crushing Switchroom Equipment & Cables List • DMS Switchroom Equipment & Cables List • DMS MCC 2 Schematics AFC
Civil / Structural (36% complete)

•        ROM Wall concrete design

•        Secondary and Tertiary Crusher Vault drawings

•        Primary Crusher steelwork and vault 2D drawings

•        Scalping Screening concrete 2D drawings

•        Engineering continued for the dynamic analysis of the Secondary and Tertiary Crusher steelwork

•        Continue feed bin preparation area structural engineering and foundation design confirmation

•        Continued stacker concrete design

•        Started Primary DMS footing design

FINANCIAL UPDATE

Sigma Lithium ended the year with C$155.4 million in cash and cash equivalents as at December 31, 2021, providing sufficient liquidity to advance the Grota do Cirilo Project into production. Sigma Lithium fully financed the capital expenditures estimated for the construction of the Phase 1 Plant and Phase 1 Mine by completing two equity financings on December 23, 2021 and February 12, 2021, raising gross proceeds of C$178.7 million.

The Company has continued to advance construction for the Phase 1 Plant following year end and currently has C$141.9 million in cash and cash equivalents as of March 30, 2021.

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the technical information included in this news release.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma Lithium has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing of the commencement of Phase 1 Non -Plant Infrastructure commissioning; the timing of initiation of civil works; the timing of construction of the Phase 1 Mine’s protective drainage (channels and pipes) and construction of the bypass of the municipal road around the Project site; timing related to other construction related initiatives at the Project; the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.